NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES ANNOUNCES ELECTION OF TRUSTEES

TORONTO, April  23, 2014 – Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC), a Canadian REIT (Real Estate Investment Trust), today announced that the seven nominees listed in the management proxy circular dated March 14, 2014, were elected as trustees of Brookfield Canada Office Properties. The detailed results of the vote for the election of trustees held at the Annual Meeting of Unitholders held on April 21, 2014, in Toronto are set out below.

Management received proxies to vote for the election of trustees and the allocation of the votes among each of the nominees was as follows:

	Trustee	Votes For	Votes Withheld
Trust Units	Colum Bastable	18,819,995	36,419
	Thomas F. Farley	16,823,531	2,032,883
	Roderick D. Fraser	18,819,155	37,259
	Dennis H. Friedrich	16,823,471	2,032,943
	Paul D. McFarlane	18,819,615	36,799
	Susan L. Riddell Rose	18,723,634	132,780
	T. Jan Sucharda	16,824,271	2,032,143
Special Voting Units	Colum Bastable	67,088,022	nil
	Thomas F. Farley	67,088,022	nil
	Roderick D. Fraser	67,088,022	nil
	Dennis H. Friedrich	67,088,022	nil
	Paul D. McFarlane	67,088,022	nil
	Susan L. Riddell Rose	67,088,022	nil
	T. Jan Sucharda	67,088,022	nil

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.8 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver and a development site of 980,000 square feet in Toronto. Landmark assets include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Vice President, Investor Relations and Communications

Tel: 416.359.8593; Email: matthew.cherry@brookfield.com